                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 8)


                              Giant Group, Ltd.
                              -----------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)


                                374503 1 10 0
                                (CUSIP Number)

                               Andrew F. Puzder
                 Executive Vice President and General Counsel


                      Fidelity National Financial, Inc.
                           17911 Von Karman Avenue
                           Irvine, California 92714
                             Tel. (714) 622-5000

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                  Copies to:

                           Lawrence Lederman, Esq.
                       Milbank, Tweed, Hadley & McCloy
                          One Chase Manhattan Plaza
                          New York, New York 10005
                             Tel. (212) 530-5000


                              February 14, 1996
                              -----------------
           (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          Check the following box if a fee is being paid with the statement / /.


                              Page 1 of 14 Pages

                           Exhibit Index on Page 8

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     Fidelity National Financial, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. 86-0498599

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   [ ]
     (b)   [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS:  WC

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)      [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)   SOLE VOTING POWER:  695,489(1)

     (8)   SHARED VOTING POWER:  0

     (9)   SOLE DISPOSITIVE POWER:  695,489(1)

     (10)  SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  695,489(1)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES            [x]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  14.6(2)

(14) TYPE OF REPORTING PERSON:  CO





____________________

(1) Fidelity disclaims beneficial ownership of 10,000 shares of Common Stock held by William P. Foley, II. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(2) Based upon 4,778,385 shares of Common Stock outstanding as of February 7, 1996, as disclosed in Item 5 to Amendment No. 13 of the Schedule 13D filed by Burt Sugarman on February 13, 1996 with the Securities and Exchange Commission with respect to the Common Stock.

                               Page 2 of 14 Pages

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     William P. Foley, II

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. ###-##-####

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)   [ ]
     (b)   [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS:  PF

(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)      [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)   SOLE VOTING POWER:  10,000(3)

     (8)   SHARED VOTING POWER: 0

     (9)   SOLE DISPOSITIVE POWER:  10,000(3)

     (10)  SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,000(3)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES            [x]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .2(4)

(14) TYPE OF REPORTING PERSON:  IN





____________________

(3)  Mr. Foley disclaims beneficial ownership of 695,489 shares of Common
     Stock held by Fidelity. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(4) Based upon 4,778,385 shares of Common Stock outstanding as of February 7, 1996, as disclosed in Item 5 to Amendment No. 13 of the Schedule 13D filed by Burt Sugarman on February 13, 1996 with the Securities and Exchange Commission with respect to the Common Stock.

                               Page 3 of 14 Pages

           This Amendment No. 8 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

           Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTEHR CONSIDERATION.

           Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

           Of the 705,489 shares of Common Stock to which this Statement relates, (a) 575,000 of such shares were purchased by Fidelity with general working capital funds of Fidelity during the period between July 13, 1995 and February 14, 1996, for an aggregate purchase price of $4,592,787.50 (net of brokerage commissions), (b) 120,489 of such shares were purchased between August 9, 1995 and January 4, 1996 by wholly-owned subsidiaries of Fidelity with general working capital funds, for an aggregate purchase price of $872,670.25 (net of brokerage commissions), and (c) 10,000 of such shares were purchased by Mr. Foley with his personal funds on September 27, 1995 for an aggregate purchase price of $72,500 (net of brokerage commissions).

ITEM 4.    PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D is hereby amended to add the following:

           (I)  On February 7, 1996, as disclosed in Amendment No. 13 of the
Schedule 13D filed by Burt Sugarman on February 13, 1996 with the Securities and Exchange Commission with respect to the Common Stock (the "Sugarman
13D"), Burt Sugarman exercised options to acquire 300,000 shares of Common Stock for an aggregate exercise price of $2,025,000 or $6.75 per share. Such options were previously granted to him by the Company under its 1985 Non-Qualified Stock Option Plan. As of the close of business on February 7, 1996 the closing sales price of the Common Stock, reported by the New York Stock Exchange, was $8.125 per share. According to the Sugarman 13D, as of the close of business on February 7, 1996, 4,778,385 shares of Common Stock were outstanding, after giving effect to the exercise of the options.

           (J)  On February 14, 1996, Fidelity delivered a letter from William
P. Foley, II, Fidelity's Chairman and Chief Executive Officer, to Burt Sugarman, the Company's Chairman and Chief Executive Officer (the "Offer Letter"), setting forth a proposal by Fidelity to effect a merger in which Fidelity would acquire the Company. Under the proposal, the Company's stockholders would receive shares of Fidelity common stock worth $12.00 per share of Common Stock, subject to a collar to be negotiated. Fidelity conditioned its offer on the Company abandoning the Exchange Offer. The Offer Letter stated Fidelity's strong preference is to complete a friendly, negotiated merger transaction. However, the letter indicated that if discussions with the Company do not prove fruitful, Fidelity may pursue any alternative available to it. Such alternatives may include soliciting proxies in connection with the Company's 1996 annual meeting of stockholders to take control of the Company's Board with individuals committed to completing the transaction described in the Offer Letter or, if such a transaction cannot be consummated, considering a liquidation of the Company.

           A copy of the Offer Letter is attached as Exhibit 99.7 hereto and is incorporated herein by reference. A copy of a press release issued by Fidelity on February 15, 1996 announcing the delivery of the Offer Letter is attached as
Exhibit 99.8 hereto and is incorporated herein by reference.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           Item 5 of the Schedule 13D is hereby amended to add the following:

           As of the close of business on February 14, 1996, Fidelity was the beneficial owner of 695,489 shares of Common Stock, which constitute in the aggregate 14.6% of the outstanding shares of Common Stock (based on 4,778,385 shares of Common Stock outstanding as of February 7, 1996, as disclosed in
Item 5 to Amendment No. 13 of the Schedule 13D filed by Burt Sugarman on February 13, 1996 with the Securities and Exchange Commission with respect to the Common Stock). As of the close of business on such date, Mr. Foley was the beneficial owner of 10,000 shares of Common Stock, which constitute in the aggregate .2% of the outstanding shares of Common Stock. Mr. Foley disclaims beneficial ownership of the 695,489 shares of Common Stock beneficially owned by Fidelity and Fidelity disclaims beneficial ownership of the 10,000 shares of Common Stock beneficially owned by Mr. Foley.

           Schedule II to the Schedule 13D, a copy of which is attached hereto and which Schedule is hereby incorporated by reference, has been amended to reflect purchases of additional shares of Common Stock by Fidelity since the filing of Amendment No. 7 to the Schedule 13D on January 29, 1996. All such transactions were effected by Fidelity in the open market on the New York Stock Exchange.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 of the Schedule 13D is hereby amended to add the following:

     99.7 Offer Letter dated February 14, 1996 from William P. Foley, II to Burt Sugarman.

     99.8  Press Release issued by Fidelity on February 15, 1996


                               Page 4 of 14 Pages

                                   SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 1996
                                          FIDELITY NATIONAL FINANCIAL, INC.



                                          By:  /s/   WILLIAM P. FOLEY, II
                                              --------------------------------
                                              Name:  William P. Foley, II
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer





                               Page 5 of 14 Pages

                                   SIGNATURE



           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 1996



                                       /s/ WILLIAM P. FOLEY, II
                                     -----------------------------
                                           William P. Foley, II





                               Page 6 of 14 Pages

                                                                SCHEDULE II


                    Schedule of Transactions in the Shares
                    --------------------------------------


                                        No. of Shares           Price Per
                          Date            Purchased             Share(1)
                        --------        -------------           ---------
FIDELITY:
                        02/14/96            45,000                10.380


------------------
(1)  Net of brokerage commissions.



                              Page 7 of 14 Pages

                                 EXHIBIT INDEX



     99.7  Offer Letter dated February 14, 1996 from
           William P. Foley, II to Burt Sugarman.           Page 9

     99.8  Press Release issued by Fidelity
           on February 15, 1996                             Page 13





                               Page 8 of 14 Pages